MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Office of General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail: ross.hansen@cunamutual.com

April 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:	MEMBERS Life Insurance Company
MEMBERS® Zone Annuity
Registration Statement on Form S-1
File No. 333-222172

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are filing this letter as correspondence to Pre-Effective Amendment No. 1 (the “Amendment”) to the Form S-1 registration statement referenced above (the “Registration Statement”) for certain Single Premium Deferred Annuity Contracts (the “Contracts”). The Amendment is complete and responds to all written comments received by the Company’s counsel from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated February 15, 2018 and all oral comments received by the Company’s counsel from the Staff on April 12, 2018.

Requests for acceleration of the effective date of the Amendment from the Company and principal underwriter of the Contracts accompany this filing and request an effective date of April 30, 2018, or as soon thereafter as reasonably practicable. If you have any questions regarding the Amendment, please contact the undersigned at 608-665-7416 or our counsel Thomas Bisset at 202-383-0118.

Sincerely,

/s/ Ross D. Hansen
Ross D. Hansen

cc:	Ms. Elisabeth Bentzinger
Mr. Thomas Bisset

MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Office of General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail: ross.hansen@cunamutual.com

April 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	MEMBERS Life Insurance Company
Single Premium Deferred Annuity Contract
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1 (File No. 333-222172)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, MEMBERS Life Insurance Company requests that the effective date of this Registration Statement filed on Form S-1, File No. 333-222172, be accelerated to April 30, 2018, or as soon thereafter as reasonably practicable.

By:	MEMBERS LIFE INSURANCE COMPANY

By:	/s/Ross D. Hansen
Ross D. Hansen, Associate General Counsel

CUNA Brokerage Services, Inc.

Steven R. Suleski
Secretary
Phone:	608.665.7653
Fax:	608.236.7653
E-mail: steve.suleski@cunamutual.com

April 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	MEMBERS Life Insurance Company
Single Premium Deferred Annuity Contract
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1 (File No. 333-222172)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, CUNA Brokerage Services, Inc. requests that the effective date of this Registration Statement filed on Form S-1, File No. 333-222172, be accelerated to April 30, 2018, or as soon thereafter as reasonably practicable.

CUNA BROKERAGE SERVICES, INC.

By:	/s/Steven R. Suleski

Steven R. Suleski, Secretary